April 26, 2025

To Whom It May Concern:

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Koji Sato, President
(Code number:7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: +81-565-28-2121)

Regarding Certain Media Reports

Certain media reported that Toyota Motor Corporation (“TMC”) is considering investing in the privatization of Toyota Industries Corporation. However, while we are currently exploring various possibilities, including partial investment from TMC, this information was not disclosed by TMC. Regarding the Toyota Group shares held by TMC, we continuously evaluate the most optimal approach, but no decisions have been made at this time.

If any matters requiring disclosure arise, TMC will promptly make an announcement.

End